NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS

RUSSEL METALS ANNOUNCES 25% INCREASE IN ITS DIVIDEND ON COMMON SHARES

TORONTO, CANADA --July 27, 2005 --Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 25 cents per common share, payable on September 15, 2005 to shareholders of record at the close of business on August 9, 2005.

Bud Siegel, President and Chief Executive Officer, commented:  "We have strategically positioned the Company to outperform over the steel cycle.  The strength of our earnings over the cycle and strong counter-cyclical cash flows have made it possible to increase our annual dividend to $1.00 per common share.  The $1.21 per common share cash flow generated from operating activities in the second quarter demonstrates the counter-cyclical nature of our cash flows."

Brian Hedges, Executive Vice President and Chief Financial Officer, commented further:  "The total debt to capitalization improved to 36% at June 30, 2005 and is anticipated to improve further by year end.  We believe that with our current financial structure, returning cash to our shareholders is the best use of the Company's cash."

Russel Metals is oneof the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Elaine G. Hillis,
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Web site: www.russelmetals.com
e-mail: info@russelmetals.com